SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

INFORMATION STATEMENT PURSUANT TO
SECTION 14F-1 OF THE
SECURITIES EXCHANGE ACT OF 1934
_______________

CLACENDIX, INC.
(Name of Subject Company)

Common Stock, par value $.001 per share
(Title of Class of Securities)

46205P100
(CUSIP Number of Class of Securities)

Lalit Dhadphale
President and Chief Executive Officer
Clacendix, Inc.
100 Commerce Boulevard
Cincinnati, Ohio 45140
Tel.: (513) 618-0911
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
_______________

CLACENDIX, INC.
100 Commerce Boulevard
Cincinnati, Ohio 45140
Tel.: (513) 618-0911

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and
Securities and Exchange Commission Rule 14f-1

Notice of Change in the
Majority of the Board of Directors

May 19, 2009

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of Clacendix, Inc. at the close of business on May 14, 2009 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act in order to effect a change in majority control of Clacendix’ Board of Directors other than by a meeting of stockholders.  This Information Statement is being distributed on or about May 19, 2009. Unless the context otherwise requires, “we,” “our,” “us” and similar expressions refer to Clacendix, Inc.

No Vote or Other Action by Clacendix’ Stockholders is Required in Response to this Information Statement.  Proxies Are Not Being Solicited.

On May 14, 2009, we completed a share exchange transaction, in which we issued to the stockholders of HealthWarehouse.com, Inc., a Delaware corporation (“HealthWarehouse”), an aggregate of 155,194,563 shares of our common stock in exchange for all of the outstanding shares of capital stock of HealthWarehouse.  HealthWarehouse is a U.S. licensed pharmacy and healthcare e-commerce company that sells discounted generic prescription drugs and over-the-counter medical products.

As a result of the share exchange transaction, HealthWarehouse became a wholly-owned subsidiary of ours and HealthWarehouse’s former stockholders acquired a majority of our outstanding shares of common stock, par value $.001 per share.  The share exchange was completed pursuant to the terms of a Securities Exchange Agreement, dated May 14, 2009, between us, HealthWarehouse and, for certain limited purposes, the stockholders of HealthWarehouse.

As a result of the share exchange transaction, control of our company passed to the former HealthWarehouse stockholders.  See “Voting Control and Management.”  Prior to the closing of the exchange transaction, our board of directors was composed of Stephen M. Deixler, Norman E. Corn and Frank M. Russo. Effective May 14, 2009, immediately following the share exchange transaction, Mr. Russo resigned as a director of ours. In accordance with our by-laws for filling newly-created board vacancies, remaining board members Messrs. Corn and Deixler appointed Lalit Dhadphale and Wayne Corona, previous directors of HealthWarehouse, to serve as directors of our company effective at the closing of the share exchange transaction.  Mr. Deixler resigned as our director effective upon compliance by us with the provisions of Section 14(f) of the Securities Exchange Act and Rule 14f-1 under that act.

Prior to the closing of the exchange transaction, Stephen M. Deixler was our Chairman of the Board, Norman E. Corn was our Chief Executive Officer and Patrick E. Delaney was our Chief Financial Officer. Mr. Deixler resigned from his position as Chairman of the Board and Mr. Corn resigned from his position as Chief Executive Officer effective on May 14, 2009.

On May 14, 2009, our board of directors named the following persons as our new executive officers: Lalit Dhadphale - President and Chief Executive Officer, Patrick E. Delaney - Chief Financial Officer and Treasurer, and Wayne Corona - Secretary.  Officers are elected annually by our board of directors and serve at the discretion of our board.

VOTING CONTROL AND MANAGEMENT

The following table sets forth the positions and offices presently held with us for each executive officer and director, each person’s age as of May 14, 2009, and the number of shares of common stock beneficially owned by each person.  The table also includes beneficial holders of at least 5% of our outstanding common stock.  Except as otherwise set forth below, the address of each of the persons listed below is c/o Clacendix, Inc., 100 Commerce Boulevard, Cincinnati, Ohio 45140.

				Shares of Common Stock Beneficially Owned(1)
Name	Age	Positions held with Clacendix	Director/ Executive Officer Since	Number of Shares		Percentage of Class(2)

Executive Officers and Directors:

Lalit Dhadphale	37	President, Chief Executive Officer and Director	May 14, 2009	38,814,992		20.62%

Patrick E. Delaney	56	Chief Financial Officer and Director	September 2003	510,000	(3)	*

Wayne A. Corona	57	Secretary and Director	May 14, 2009	6,631,325	(4)	3.50%

Stephen M. Deixler (5)	73	Director	May 1982	2,741,016	(6)	1.45%

Norman E. Corn	62	Director	August 2003	511,596	(7)	*

All executive officers and directors as a group (5 persons)	--	--	--	49,199,029		25.85%

				Shares of Common Stock Beneficially Owned(1)
Name	Age	Positions held with Clacendix	Director/ Executive Officer Since	Number of Shares		Percentage of Class(2)

5% or Greater Stockholders:

Cape Bear Partners LLC (8)	N/A	Stockholder	N/A	34,606,466		18.38%

Rock Castle Holdings, LLC (9)	N/A	Stockholder	N/A	45,053,326	(10)	23.44%

Austin W. Marxe and David M. Greenhouse (11)	N/A	Stockholder	N/A	11,258,068		5.98%
_______________
*	Less than 1% of outstanding shares.

(1)
Unless otherwise indicated, includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person.  Also includes shares if the named person has the right to acquire those shares within 60 days after May 14, 2009, by the exercise of any warrant, stock option or other right.  Unless otherwise noted, shares are owned of record and beneficially by the named person.

(2)
The calculation in this column is based upon 188,250,724 shares of common stock outstanding on May 14, 2009.  Does not include 155,570 shares of series A preferred stock outstanding on May 14, 2009, which shares are convertible into 1,555,570 shares of common stock. The shares of common stock and shares underlying convertible preferred stock and stock options are deemed outstanding for purposes of computing the percentage of the person holding such convertible preferred stock and/or stock options but are not deemed outstanding for the purpose of computing the percentage of any other person.

(3)	Includes stock options to purchase 250,000 shares of common stock.

(4)	Includes 991,005 shares of common stock issuable upon conversion of HealthWarehouse convertible promissory notes.

(5)
The resignation of Stephen Deixler as a director will become effective on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act.

(6)
Does not include 967,477 shares of common stock owned by Mr. Deixler’s mother, children and grandchildren, as to which shares Mr. Deixler disclaims beneficial ownership. Includes 480,560 shares of common stock issuable upon conversion of 48,056 shares of series A preferred stock, stock options to purchase 130,500 shares of common stock and 2,200 shares of common stock owned by Mr. Deixler’s spouse.

(7)	Includes stock options to purchase 250,000 shares of common stock.

(8)	Lynn Peppel is the Managing Member of Cape Bear Partners LLC and has sole voting and investment power over the shares owned by Cape Bear Partners LLC.

(9)	Jason Smith is the Manager of Rock Castle Holdings, LLC and has sole voting and investment power over the shares owned by Rock Castle Holdings, LLC.

(10)	Includes 3,963,594 shares of common stock issuable upon conversion of HealthWarehouse convertible promissory notes.

(11)
Based on a Schedule 13D/A filed on March 9, 2007 by Austin W. Marxe (“Marxe”) and David M. Greenhouse (“Greenhouse”).  Marxe and Greenhouse share sole voting and investment power over 1,929,971 shares of Common Stock owned by Special Situations Cayman Fund, L.P., 1,213,957 shares of Common Stock owned by Special Situations Fund III, L.P., 5,052,040 shares of Common Stock owned by Special Situations Fund III QP, L.P.,  2,084,729 shares of Common Stock owned by Special Situations Private Equity Fund, L.P., 153,901 shares of Common Stock owned by Special Situations Technology Fund, L.P. and 823,470 shares of common stock owned by Special Situations Technology Fund II, L.P.

Executive Officers and Directors

The principal occupations for the past five years (and, in some instances, for prior years) of each of our executive officers and directors are as follows:

Lalit Dhadphale became our President and Chief Executive Officer and a member of our board of directors on May 14, 2009, and has served as the President and Chief Executive Officer and a member of the board of directors of HealthWarehouse since its inception in March 2007. Prior to that, from 2003 until February 2007, he founded and managed Placa De Rei Partners, LLC, a company specializing in residential real estate development in the United States and Asia.  Before that, Mr. Dhadphale accumulated more than 15 years of experience developing internet websites and applications. He served as Vice President of Product Development, Chief International Officer and later as Chief Operating Officer of Zengine, Inc. from founding in 1999 through its sale in 2002. Under his day-to-day leadership, Zengine grew from start-up to $30+ million in annualized sales, achieving profitability in its second quarter as a public company in the first quarter of 2001. Prior to co-founding Zengine, Mr. Dhadphale was a co-founder of Excite Japan, where he was involved with product development, internationalization and localization of web sites and Internet products. He produced the launch of both Excite Japan and Netscape Netcenter Japan. Prior thereto, Mr. Dhadphale was International Business Development Manager for CNET, securing relationships throughout Asia and the Pacific Rim. His prior experience includes international trade, entertainment and real estate development for P.O.V. Associates (Nissho Iwai Group). Mr. Dhadphale received his BA degree from the University of Michigan, Ann Arbor in Japanese Language & Literature and Asian Studies.

Patrick E. Delaney has served as our Chief Financial Officer since September 2003 and as our Treasurer since May 14, 2009. Prior to joining our company, from 2000 until 2003, Mr. Delaney was the President of Taracon, Inc. a privately owned independent consulting firm that provides management consulting for early and mid-stage technology and financial services companies. Mr. Delaney also served as Chief Financial Officer for two publicly traded telecommunications providers, Pointe Communications Corporation from 1993 to 2000 and Advanced Telecommunications Corporation from 1986 to 1993. Mr. Delaney has served other companies in executive capacities including RealCom Communications, Argo Communications and ACF Industries.

Wayne A. Corona became our Secretary and a member of our board of directors on May 14, 2009, and has served as the Secretary and a member of the board of directors of HealthWarehouse since its inception in March 2007. Mr. Corona has accumulated 30 years of experience in brand and generic pharmaceutical sales, marketing and distribution. Since 2002, he has served as Vice President of Business Development of Masters Pharmaceutical, Inc. Prior to that, Mr. Corona served as a consultant to RxBazaar, an online pharmaceutical trader, from 1998 to 2002. From 1997 to 1998, he served as a purchasing and regulations consultant to Purity Wholesale grocers Inc. Earlier in his career, from 1992 to 1996, he served as President of P.D.I. Enterprises, during which the company completed major acquisitions and sales increased from $100 million to over $500 million. Mr. Corona was the recipient of Merrill Lynch and Inc. Magazine’s Ernst & Young “Entrepreneur of The Year” Award in 1995. Prior to his tenure with P.D.I., Mr. Corona was Senior Vice President of Moore Medical Corporation from 1985 to 1992 and Assistant Vice President of Pharmaceutical Services at Genovese Drug Stores from 1974 to 1985. Mr. Corona earned his BS degree at Columbia University College of Pharmaceutical Sciences.

Stephen M. Deixler became a member of our board of directors in May 1982, and served as our Chairman of the Board from May 1982 to May 14, 2009. Mr. Deixler served as our interim Chief Financial Officer from March 2003 to September 2003, our Chief Executive Officer from April 1996 to May 1997, our President from May 1982 to June 1985 and our Treasurer from our formation in 1982 until September 1993. He also serves as Chairman of the Board of Trilogy Leasing Co., LLC and President of Resource Planning Inc. Mr. Deixler was the Chairman of Princeton Credit Corporation until April 1995.

Norman E. Corn became a member of our board of directors in November 2005, and served as our Chief Executive Officer from August 2003 to May 14, 2009. From 2000 until 2003, Mr. Corn was Executive Vice President of Liquent, Inc., a Pennsylvania-based software company that provides electronic publishing solutions, focused on the life sciences industry. Mr. Corn also served from 1994 to 2000 as CEO of TCG Software, Inc., an offshore software services organization providing custom development to large corporate enterprises in the United States. Over the course of his career, Mr. Corn has led other companies, including Axiom Systems Group, The Cobre Group, Inc., The Office Works, Inc. and Longview Results, Inc., and spent the early part of his career in sales, marketing and executive positions at AT&T and IBM.All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors.  Officers are elected annually by the board of directors and serve at the discretion of the board.

Meetings of our Board of Directors

Our board of directors held six meetings during the year ended December 31, 2008.

Board Committees

Our board of directors had previously established an audit committee, compensation committee, and nominations and governance committee. In conjunction with the share exchange transaction, we disbanded these committees. Later in 2009, our board of directors expects to recreate such committees, in compliance with established corporate governance requirements.

Audit Committee. We plan to reestablish an audit committee of the board of directors. The audit committee’s duties would be to recommend to the board of directors the engagement of independent registered public accountants to audit our financial statements and to review our accounting and auditing principles. The audit committee would review the scope, timing and fees for the annual audit and the results of audit engagements performed by the independent registered public accountants, including their recommendations to improve the system of accounting and internal controls. The audit committee would at all times be composed exclusively of directors who are, in the opinion of the board of directors, free from any relationship which would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.  Due to our small size, we do not currently have an “audit committee financial expert,” as defined under securities laws, serving on our board of directors, but we intend to appoint one when we reestablish our audit committee.

Compensation Committee. We plan to reestablish a compensation committee of the board of directors. The compensation committee would review and approve our salary and benefits policies, including compensation of executive officers. The compensation committee would also administer our proposed Incentive Compensation Plan, and recommend and approve grants of stock options and restricted stock under that plan.

Nominations and Governance Committee. We plan to reestablish a nominations and governance committee of the board of directors. The purpose of the nominations and governance committee would be to select, or recommend for our entire board’s selection, the individuals to stand for election as directors at the annual meeting of stockholders and to oversee the selection and composition of committees of our board. The nominations and governance committee’s duties would also include considering the adequacy of our corporate governance and overseeing and approving management continuity planning processes.

Director Compensation

Directors are expected to timely and fully participate in all regular and special board meetings, and all meetings of committees that they may serve on.  We expect to compensate non-management directors through stock option or restricted stock grants under our stock option plans, though we have not determined the exact number of options or stock to be granted at this time.

Prior to May 14, 2009, directors who were not also employees received fully-vested options to purchase 20,000 shares of our common stock  upon election to our board and fully-vested options to purchase 10,000 shares of our common stock  upon re-election to our board. In addition, directors who were not also employees received annually fully-vested options to purchase 1,500 shares of our common stock for each of the following committee memberships: audit, compensation and nominating committees. These directors were also granted fully-vested options to purchase an additional 1,500 shares of our common stock for each board meeting they attended. Options were granted at exercise prices per share equal to the fair market value of our common stock on the date of the grant. In addition, we reimbursed all such directors who traveled more than fifty miles to a meeting of the board for all reasonable travel expenses.

Indebtedness of Directors and Executive Officers

None of our executive officers or directors, or their respective associates or affiliates, is indebted to us.

Family Relationships

There are no family relationships among our executive officers and directors.

Legal Proceedings

As of the date of this information statement, there are no material proceedings to which any of our directors, executive officers, affiliates or stockholders is a party adverse to us.

EXECUTIVE COMPENSATION AND CERTAIN OTHER TRANSACTIONS

Executive Compensation

The table below summarizes the compensation earned for services rendered to Clacendix and HealthWarehouse in all capacities, for the years indicated, by its Chief Executive Officer and two most highly-compensated officers other than the Chief Executive Officer.

							Non-Qualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
Name and Principal	Fiscal	Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation		Total
Position	Year	($)	($)	($)	($)	($)	($)	($)		($)

Lalit Dhadphale	2008	11,535	-	-	-	-	-	-		11,535
President and Chief Executive Officer	2007	-	-	-	-	-	-	-		-

Norman E. Corn (1)	2008	167,083	-	-	3,585	-	-	6,429	(2)	177,097
former Chief Executive Officer	2007	235,000	-	-	-	-	-	369,730	(3)	604,730

Patrick E. Delaney	2008	150,000	-	-	3,585	-	-	5,700	(2)	159,285
Chief Financial Officer and Treasurer	2007	200,000	-	-	-	-	-	305,700	(4)	505,700
____________________

(1)	The information for Mr. Corn corresponds to the years ended December 31, 2008 and 2007. Mr. Corn resigned as an officer of our company on May 14, 2009.

(2)	Includes life insurance and disability insurance premiums paid by us.

(3)	Includes auto allowance, life insurance and disability insurance premiums paid by us and a severance amount of $352,500.

(4)	Includes auto allowance and medical benefit premiums paid by us and a severance amount of $300,000.

The aggregate amount of all other benefits in each of the years indicated did not exceed the lesser of $50,000 or 10% of the compensation of any named officer.

Options/SAR Grants and Fiscal Year End Option Exercises and Values

The following table summarizes equity awards outstanding at December 31, 2008, for each of the executive officers named in the executive compensation table above:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Lalit Dhadphale Chief Executive Officer and President	--	--	--	--	--	--	--	--	--

Norman E. Corn former Chief Executive Officer (1)(2)	800,000 488,404 229,376	-- -- 20,624	--	0.115 0.060 0.180	1/28/09 1/28/09 1/23/11	--	--	--	--

Patrick E. Delaney Chief Financial Officer and Treasurer (2)	800,000 229,376	-- 20,624	--	0.115 0.180	1/28/09 1/23/11	--	--	--	--
________________

(1)	The information for Mr. Corn corresponds to the year ended December 31, 2008. Mr. Corn resigned as an officer of our company on May 14, 2009.

(2)
All options vest as follows: 34% of the total number of shares subject to each option vest and become exercisable 12 months from date of grant, and options to purchase the remaining 66% of the number of shares subject to each option vest and become exercisable in 8 equal installments of 8.25% of the number of shares subject to each option, at the end of every three month period following the 12 month anniversary of the grant date. Outstanding un-vested options will vest upon change of control as defined in the 2006 Stock Option Plan. All options have a 5 year term.

Employment Agreements

None of our employees are subject to employment agreements with us at the moment. We intend to enter into an employment agreement with Lalit Dhadphale, our President and Chief Executive Officer, and Patrick E. Delaney, our Chief Financial Officer and Treasurer, in the near future.

We were party to an employment agreement with Norman E. Corn ,dated August 15, 2003, as amended effective November 10, 2004, December 19, 2007 and June 19, 2008, which had no specific stated termination date.  Pursuant to the agreement Mr. Corn served as our Chief Executive Officer at will at an annual base salary of $235,000.  In addition, he received reimbursement for life and disability insurance. On January 28, 2004, we awarded Mr. Corn 800,000 fully-vested incentive stock options to purchase common stock at $0.115 per share and 750,000 fully-vested non-qualified stock options to purchase common stock at $0.06 per share.  On January 23, 2006, we awarded Mr. Corn 250,000 stock options to purchase common stock at $0.18 per share which vested on a pro-rata basis over a three-year period from the grant date.  In connection with the consummation of the sale of substantially all the operating assets of our company and Mr. Corn’s agreement to remain with us through June 30, 2008 in order to facilitate either a business combination with a third party or the liquidation of our company, we agreed to pay Mr. Corn a total of $352,500, paid 50% in January 2008 and 50% in July 2008. This amount was the equivalent of the 18 months of salary severance amount that would be due and payable to Mr. Corn under the employment agreement if terminated as a result of a change of control of our company for any reason other than cause.   Effective July 1, 2008, we adjusted Mr. Corn’s compensation to an annualized base salary of $100,000.  Mr. Corn remained eligible to receive reimbursement for life and disability insurance, as well as reimbursement for reasonable business expenses.

We were party to an employment agreement with Patrick E. Delaney dated September 15, 2003, as amended effective November 10, 2004, December 19, 2007 and June 19, 2008, which had no specific stated termination date.  Pursuant to the agreement, Mr. Delaney served as our Chief Financial Officer at will, at an annual base salary of $200,000.  In addition, he received reimbursement for medical benefits and life and disability insurance.  On January 28, 2004, we awarded Mr. Delaney 800,000 fully-vested incentive stock options to purchase common stock at $0.115 per share and 250,000 fully-vested non-qualified stock options to purchase common stock at $0.045 per share. On January 23, 2006, we awarded Mr. Delaney 250,000 stock options to purchase common stock at $0.18 per share which vested on a pro-rata basis over a three-year period from the grant date. In connection with the consummation of the sale of substantially all the operating assets of our company and Mr. Delaney’s agreement to remain with us through June 30, 2008 in order to facilitate either a business combination with a third party or the liquidation of our company, we agreed to pay Mr. Delaney a total of $300,000, paid 50% in January 2008 and 50% in July 2008. This amount was the equivalent of the 18 months of salary severance amount that would be due and payable to Mr. Delaney under the agreement if terminated as a result of a change of control of our company for any reason other than cause.   Effective July 1, 2008, we adjusted Mr. Delaney’s compensation to an annualized base salary of $100,000.  Mr. Delaney remained eligible to receive reimbursement for medical benefits and life and disability insurance, as well as reimbursement for reasonable business expenses.

Stock Option Plans

In January 2006, we adopted our 2006 Stock Option Plan (the 2006 Plan). The aggregate number of shares of common stock for which options may be granted under the 2006 Plan is 4,000,000. The maximum number of options which may be granted to an employee during any calendar year under the 2006 Plan is 300,000. The term of these non-transferable stock options may not exceed ten years. The exercise price of these stock options may not be less than 100% (110% if the person granted such options owns more than ten percent of the outstanding common stock) of the fair value of one share of common stock on the date of grant. As of December 31, 2008, 371,500 options were outstanding under the 2006 Plan, of which 350,876 were exercisable.

In November 2000, we adopted our 2000 Stock Option Plan (the 2000 Plan). The aggregate number of shares of common stock for which options may be granted under the 2000 Plan is 3,000,000. The maximum number of options which may be granted to an employee during any calendar year under the 2000 Plan is 400,000. The term of these non-transferable stock options may not exceed ten years. The exercise price of these stock options may not be less than 100% (110% if the person granted such options owns more than ten percent of our outstanding common stock) of the fair value of one share of common stock on the date of grant. As of December 31, 2008, 838,000 options were outstanding under the 2000 Plan, all of which were exercisable.

In June 1998, we adopted our 1998 Stock Option Plan (the 1998 Plan). The aggregate number of shares of common stock for which options may be granted under the 1998 Plan is 3,000,000. The maximum number of options which may be granted to an employee during any calendar year under the 1998 Plan is 400,000. The term of these non-transferable stock options may not exceed ten years. The exercise price of these stock options may not be less than 100% (110% if the person granted such options owns more than ten percent of our outstanding common stock) of the fair value of one share of common stock on the date of grant. As of December 31, 2008, 1,100,000 options were outstanding under the 1998 Plan, of which 1,079,376 were exercisable.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act requires our directors, executive officers and persons who own more than 10% of a registered class of our equity securities, file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities.  Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Each of Stephen Deixler, Frank S. Russo (a former director of our company) and Philip Levine (a former director of our company) failed to file a Form 4 with respect to the grant to each such director of options to purchase 1,500 shares of common stock on March 25, 2008.

Each of Messrs. Deixler, Russo and Levine failed to file a Form 4 with respect to the grant to each such director of options to purchase 14,500 shares of common stock on May 19, 2008.

Each of Messrs. Deixler, Russo and Levine failed to file a Form 4 with respect to the grant to each such director of options to purchase 1,500 shares of common stock on August 11, 2008.

Each of Messrs. Deixler and Russo failed to file four Form 4s with respect to grants to each such director of options to purchase 1,500 shares of common stock, on each of November 11, 2008, December 4, 2008, December 15, 2008 and December 30, 2008, as compensation for attendance at various board meetings.

COPIES OF PUBLIC FILINGS

We will furnish a copy of our annual report on Form 10-K for the year ended December 31, 2008 and any exhibit referred to in that filing without charge to each person to whom this information statement is delivered upon written or oral request by first class mail or other equally prompt means within one business day of receipt of such request.  Any request should be directed to our corporate secretary at c/o Clacendix, Inc., 100 Commerce Boulevard, Cincinnati, Ohio 45140.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file annual, quarterly and current reports and other information with the SEC.  Reports and other information can be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, N.W., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information about its public reference room.  Most of our filings also are available to you free of charge at the SEC’s website at http://www.sec.gov.